

Macquarie Capital (USA) Inc.

Financial Statements and Supplemental Schedules
As of and for the year ended March 31, 2020

MACQUARIE

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and supplemental report on internal control bound separately have been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Macquarie Capital (USA) Inc.
Index
March 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Macquarie Capital (USA) Inc. (the "Company") as of March 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule II), Computation for Determination of PAB Account Reserve of Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Act of 1934 (Schedule III), and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule IV) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with



Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule II), Computation for Determination of PAB Account Reserve of Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Act of 1934 (Schedule III), and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule IV) are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

May 28, 2020

We have served as the Company's auditor since at least 1999. We have not determined the specific year we began serving as auditor of the Company.

Macquarie Capital (USA) Inc.
Statement of Financial Condition
As of March 31, 2020

	Note		
Assets			
Cash		$	3,648,647
Cash segregated under federal regulations	3		9,000,001
Receivable from broker-dealers and clearing organizations	4		153,076,377
Receivable from customers	5		54,105,398
Receivable from non-customers			717,526
Securities borrowed			16,494,737
Securities owned, at fair value	6		36,402,015
Fees receivable, net			8,188,283
Receivable from affiliates			59,153,312
Deferred tax assets			3,083,966
Other assets			1,933,318
Total assets		$	345,803,580
Liabilities and Stockholder's Equity			
Liabilities			
Payable to broker-dealers and clearing organizations	4	$	24,527,940
Payable to customers	5		51,045,044
Securities loaned			2,791,227
Securities sold, not yet purchased, at fair value	6		11,082,572
Payable to parent and affiliates			8,644,489
Accrued expenses and other liabilities			8,125,876
Total liabilities			106,217,148
Commitments and contingent liabilities	12		
Stockholder's Equity			
Common stock, $0.01 par value; authorized - 1,000,000 shares;			
issued and outstanding - 156,386 shares			1,564
Additional paid-in capital			654,356,416
Accumulated deficit			(414,771,548)
Total stockholder's equity			239,586,432
Total liabilities and stockholder's equity		$	345,803,580

The accompanying notes are an integral part of these financial statements.

Confidential

Macquarie Capital (USA) Inc.
Statement of Operations
Year ended March 31, 2020

Revenue

Service fees	$	249,771,010
Investment banking and advisory services		130,883,746
Commissions		79,223,081
Underwriting		16,051,617
Interest income		4,580,425
Net trading income		501,361
Other income		13,714,238
Total revenues		494,725,478

Expenses

Employee service fees	$	268,970,149
Brokerage fees		58,363,401
Administration fees		63,417,125
Communication and information services		33,642,905
Occupancy and equipment		16,531,507
Professional fees		23,050,019
Promotional fees		18,032,865
Interest expense		1,505,936
Other expenses		10,138,081
Total expenses		493,651,988
Income before income tax expense		1,073,490
Income tax benefit		(341,892)
Net income	$	1,415,382

The accompanying notes are an integral part of these financial statements.

Confidential

Macquarie Capital (USA) Inc.
Statement of Changes in Stockholder's Equity
Year ended March 31, 2020

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balances as at March 31, 2019	156,386	$ 1,564	$ 688,805,759	$ (416,186,930)	$ 272,620,393
MEREP (Note 10)	-	-	35,550,657	-	35,550,657
Capital distribution (Note 11)	-	-	(70,000,000)	-	(70,000,000)
Net income	-	-	-	1,415,382	1,415,382
Balances as at March 31, 2020	**156,386**	**$ 1,564**	**$ 654,356,416**	**$ (414,771,548)**	**$ 239,586,432**

The accompanying notes are an integral part of these financial statements.

Confidential

Macquarie Capital (USA) Inc.
Statement of Cash Flows
Year ended March 31, 2020

Cash flows from operating activities	
Net income	$ 1,415,382
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
MEREP	35,550,657
Deferred tax assets	5,693,478
(Increase)/decrease in operating assets	
Receivable from broker-dealers and clearing organizations	(113,385,223)
Receivable from customers	(29,720,169)
Receivable from non-customers	16,432,769
Securities borrowed	36,210,437
Securities owned	227,469,281
Fees receivable	17,879,935
Receivable from affiliates	12,652,719
Other assets	3,837,123
Increase/(decrease) in operating liabilities	
Payable to broker-dealers and clearing organizations	8,958,139
Payable to customers	44,461,641
Payable to non-customers	(1,129,114)
Payable to parent and affiliates	(60,604,816)
Accrued expenses and other liabilities	(19,204,488)
Securities loaned	(81,321,465)
Securities sold, not yet owned	(33,893,115)
Net cash provided by operating activities	71,303,171
Cash flows from financing activities	
Capital distribution	(70,000,000)
Net cash used in financing activities	(70,000,000)
Net increase in cash and cash segregated under federal regulations	1,303,171
Cash and cash segregated under federal regulations at beginning of year	11,345,477
Cash and cash segregated under federal regulations at end of year	$ 12,648,648

The following table provides a reconciliation of Cash and Cash segregated under federal regulations reported within the Statement of Financial Condition that sum to the total shown in the Statement of Cash Flows:

	2020	2019
Cash	$ 3,648,647	$ 2,345,476
Cash segregated under federal regulations	9,000,001	9,000,001
Total cash and cash segregated under federal regulations shown in cash flow	$ 12,648,648	$ 11,345,477

Supplemental information	
Cash paid for interest	$ 1,585,870
Cash paid for income taxes	$ 3,058

The accompanying notes are an integral part of these financial statements.

Confidential

7

Macquarie Capital (USA) Inc.
Notes to the financial statements
For the year ended March 31, 2020

Note 1. Organization

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a public non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as a broker of Australian, Asian, European, and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of institutional clients and its affiliates in U.S. markets. Through its affiliate, Macquarie Bank Limited ("MBL"), the Company also borrows stock to cover short positions and loans inventory for financing and collateral purposes. Additionally, the Company provides arrangement and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

The Company's headquarters and principal operations are located in New York, New York.

Note 2. Summary of Significant Accounting Policies

i)   Basis of Accounting and the Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ii)   Cash

Cash consists of un-invested cash balances used in the daily operations of the business that are primarily maintained with one major bank.

iii)   Securities Borrowing and Lending

The Company conducts securities borrowing and lending activities with MBL in order to fund securities owned assets and to source securities for delivery to counterparties for securities sold, not yet purchased liabilities. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under this agreement, the Company is permitted to sell or re-pledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. There were no non-cash collateral transactions outstanding as of March 31, 2020. The Company monitors the market value of securities borrowed and loaned and delivers or obtains additional collateral as appropriate.

iv)   Fees Receivable, net

Fees receivable consist of investment banking and advisory service fees as well as underwriting fees. Fees receivable are presented net of an allowance for doubtful accounts of $0 as of March 31, 2020. Management monitors the fees receivables for aging debtors and reviews fees receivables balances on a quarterly basis to assess the need for a reserve based on collectability. The receivable balance is written off either partially or in full when management concludes that there is no reasonable expectation of recovery.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 2.   Summary of Significant Accounting Policies (continued)

v)   Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. It requires the identification of discrete performance obligations within a customer contract and an associated transaction price is allocated to these obligations. Revenue is recognized upon satisfaction of these performance obligations, which occurs when control of the goods or services are transferred to the customer.

Revenue earned by the Company from its contracts with customers primarily consists of the following categories:

a)   Investment Banking, Advisory Services, and Underwriting

The Company earns revenue through its role as advisor on corporate transactions as well as through its role as manager and underwriter of equity and debt issuances. The revenue from these arrangements is recognized at a point in time, and when it has been established that the customer has received the benefit of the service.

For advisory services, revenues are accrued when services for the transactions are rendered in accordance with the terms of the underlying contracts; this is typically at the time of closing the transaction. Revenues are presented gross of permissible related expenses and transaction expenses are deferred until the related revenue is recognized.

Management of capital raisings and underwriting of debt or equity capital raisings are each considered distinct performance obligations that are satisfied at the point in time of the underwriting and selling of the securities. Underwriting revenues are presented gross of permissible related expenses where the Company is the principal underwriter and net of expenses where the Company is not the principal underwriter. Transaction expenses are deferred until the related revenue is recognized.

b)   Commissions

The Company executes and clears U.S. securities transactions and records commissions for these services over the year on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions are recognized on a gross basis within the Statement of Operations on trade date as the Company acts as principal with its customers. Expenses incurred related to commissions are also recorded based on trade date. The Company recognized commissions net of research credits of $5,898,013.

c)   Service fees consists of fee income related to the following:

   (i)   The Company acts as agent to execute and clear all foreign securities transactions through affiliated broker-dealers. The Company has a formal agreement with the affiliated broker-dealers whereby the affiliates receive all commissions on security transactions and the Company receives revenue based on an agreed-upon transfer pricing methodology as consideration for exclusively utilizing the execution and settlement services of the affiliates; and

   (ii)   The Company provides services to certain group affiliate entities.
     (a)   The Company has formal agreements to share expenses it incurs for the services provided to such affiliates and receives an allocation of the service fee based on an agreed-upon transfer pricing methodology.
     (b)   The Company is allocated a proportion of revenues for certain transactions based on an agreed-upon transfer pricing methodology.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 2.   Summary of Significant Accounting Policies (continued)

v)   Revenue Recognition (continued)

The Company applies the above revenue recognition policies to internal fee arrangements and fees are recognized as per the agreed sharing arrangements. Service fees are recorded on an accrual basis and transfer pricing methodologies are reviewed periodically and updated to reflect any changes to the business or the transactions.

vi)   Other Income

Other income consists of all other revenues for the Company other than Investment banking, advisory services and underwriting, Commissions, Net trading income, Interest income and Service fees, which for the year was primarily reimbursements from prior expenditures.

vii)   Interest Income and Interest Expense

Interest income and interest expense are accrued in accordance with contractual rates. Interest income is earned on deposits with banks and clearing brokers, and balances with related parties in accordance with MGL transfer pricing policies. Interest expense is incurred on balances with related parties in accordance with MGL transfer pricing policies.

viii)   Translation of Foreign Currencies

The Company's financial statements are presented in United States dollars. Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction. Gains and losses resulting from foreign currency translations and transactions are included within Net trading income on the Statement of Operations on a net basis.

ix)   Share Based Compensation

The Company participates in the share-based compensation plan of MGL, which include awards granted to employees under share acquisition plans, including those delivered through the Macquarie Employee Retained Equity Plan ("MEREP"). The MGL consolidated group recognizes an expense and a corresponding increase in equity in the case of equity settled awards granted to employees. The awards are measured at the grant dates based on their fair value and using the number of equity instruments expected to vest. This amount is recognized as an expense within Employee service fees over the respective vesting periods; the increase to equity is recognized within Additional paid-in capital within the Statement of Changes in Stockholder's Equity.

x)   Income Taxes

The Company is a member of the Macquarie Holdings USA Inc. ("MHUSA") tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of various unitary and combined filing groups for state and local income tax purposes. Where the consolidated group does not file a unitary or combined state and local income tax return, the Company must file on a standalone basis if it is deemed to have a presence in that state. The amount of current and deferred taxes payable or receivable is recognized as of the date of the Statement of Financial Condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported assets and liabilities in the Statement of Financial Condition and the tax basis of those assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 2.   Summary of Significant Accounting Policies (continued)

x)   Income Taxes (continued)

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEC Act"). As at March 31, 2020, cash of $9,000,001 has been segregated.

Note 4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as at March 31, 2020, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 43,649,330	$ 24,157,552
Receivable from/payable to clearing organizations	109,427,047	370,388
	$ 153,076,377	$ 24,527,940

Note 5. Receivable from and Payable to Customers

Receivable from and payable to customers includes dollar amounts with U.S. clients for transactions that were not settled prior to or at settlement date. In addition, the Company's affiliates effect transactions in securities with or for U.S. investors through the Company. These affiliates are exempt from registration requirements under SEC Rule 15a-6. In order for affiliates to maintain their exemption, the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 of the SEC Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates.

Note 6. Fair Value of Financial Instruments

The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 6. Fair Value of Financial Instruments (continued)

The following table summarizes financial instruments at fair value, within the fair value hierarchy levels, as of March 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Money market funds	$ 24,566,292	$ -	$ -	$ 24,566,292
Equity securities	11,568,189	267,534	-	11,835,723
Total assets	$ 36,134,481	$ 267,534	$ -	$ 36,402,015
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity securities	$ 11,082,572	$ -	$ -	$ 11,082,572
Total liabilities	$ 11,082,572	$ -	$ -	$ 11,082,572

The following table summarizes financial assets and liabilities that are recorded at their contractual amounts which approximate their fair value, within the fair value hierarchy levels, as of March 31, 2020. Non-financial assets and liabilities, including tax credits and provision related payables, are excluded from the below:

	Carrying value	Level 1	Level 2	Level 3	Total estimated fair value
Assets					
Cash	$ 3,648,647	$ 3,648,647	$ -	$ -	$ 3,648,647
Cash segregated under federal regulations	9,000,001	9,000,001	-	-	9,000,001
Receivable from broker-dealers and clearing organizations	153,076,377	-	153,076,377	-	153,076,377
Receivable from customers	54,105,398	-	54,105,398	-	54,105,398
Receivable from non-customers	717,526	-	717,526	-	717,526
Securities borrowed	16,494,737	-	16,494,737	-	16,494,737
Fees receivable	5,161,801	-	5,161,801	-	5,161,801
Receivable from affiliates	59,153,312	-	59,153,312	-	59,153,312
Other assets	649,858	-	649,858	-	649,858
Total assets	$ 302,007,657	$ 12,648,648	$ 289,359,009	$ -	$ 302,007,657
Liabilities					
Payable to broker-dealers and clearing organizations	$ 24,527,940	$ -	$ 24,527,940	$ -	$ 24,527,940
Payable to customers	51,045,044	-	51,045,044	-	51,045,044
Securities loaned	2,791,227	-	2,791,227	-	2,791,227
Payable to parent and affiliates	8,644,489	-	8,644,489	-	8,644,489
Accrued expenses and other liabilities	2,514,843	-	2,514,843	-	2,514,843
Total liabilities	$ 89,523,543	$ -	$ 89,523,543	$ -	$ 89,523,543

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 7. Offsetting Assets and Liabilities

The following table presents information about the offsetting of assets and liabilities on the Statement of Financial Condition as of March 31, 2020:

	Gross amounts	Amounts offset in Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Collateral received	Net exposure
Assets					
Securities borrowed	$ 16,494,737	$ -	$ 16,494,737	$ (14,759,574)	$ 1,735,163
Liabilities					
Securities loaned	$ 2,791,227	$ -	$ 2,791,227	$ (2,791,227)	$ -

Note 8. Deferred Profit Share

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount is paid to the employee 1/3rd in the second, third, and fourth years following the year of grant, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests 1/3rd in the third, fourth and fifth year following the year of grant except for Designated Executive Directors/Executive Committee members for whom it vest 1/5th from third to seventh year following the year of grant, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and may be invested in MGL shares. The notional income of the portfolio is paid as additional compensation each year at the discretion of MGL's Executive Committee.

The vested portion of employee service fee expense for the year ended March 31, 2020 was $2,454,546 while $5,137,617 of the current year bonus was deferred to future periods. Amounts deferred and subject to vesting at March 31, 2020 will be recorded as employee service fee expense as follows based on current values:

Years Ended March 31,

2021	$	1,343,495
2022		1,343,495
2023		1,311,067
2024		758,453
2025 and thereafter		381,107
	$	5,137,617

Note 9. Employee Benefit Plans

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. The Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $11,400 (based on the maximum IRS compensation limit of $285,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan. The Company's 401(K) plan contributions were $3,402,150 for the year ended March 31, 2020.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 10. Employee Share Based Compensation
Macquarie Group Employee Retained Equity Plan

The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases the equity grants are in the form of restricted share units ("RSU") and deferred share units ("DSU"). A RSU is a beneficial interest in an MGL ordinary share held on behalf of a MEREP participant by the plan trustee (Trustee). The participant is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. The participant also has the right to request the release of the share from the MEREP Trust, subject to the vesting and forfeiture provisions of the MEREP. A DSU represents a right to receive on exercise of the DSU either an MGL share held in the Trust or a newly issued MGL share (as determined by MGL in its absolute discretion) for no cash payment, subject to the vesting and forfeiture provisions of the MEREP. A MEREP participant holding a DSU has no right or interest in any share until the DSU is exercised. MGL may issue shares to the Trustee or direct the Trustee to acquire shares on-market, or via a share acquisition arrangement for potential future allocations to holders of DSUs. The Company expenses MEREP over the vesting period. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff, including staff promoted to a Director level. Upon vesting, the shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange).

For retained profit share awards representing 2019 retention, the allocation price was the weighted average price of the share acquired for the 2019 purchase period from May 13, 2019 up to and including the date of the allocation, which was June 24, 2019. That price was calculated to be AUD 122.37 (USD $75.13) per share. Share based compensation is measured based on fair value, determined by the grant-date fair value price.

For the year ended March 31, 2020, the MEREP amortization expenses charged was $35,550,657 and the equity provided was treated as additional paid-in capital. Unrecognized, non-vested costs as of March 31, 2020 were $60,138,904. Amounts deferred and subject to vesting at March 31, 2020 will be recorded as employee service fee expense as follows:

Years Ended March 31,

2021	$ 26,043,428
2022	19,390,684
2023	10,208,723
2024	4,041,800
2025 and thereafter	454,269
	$ 60,138,904

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 10. Employee Share Based Compensation (continued)

The following is a summary of awards which have been granted pursuant to the MEREP:

Number of RSU Awards

Non-vested shares at April 1, 2019	1,380,530
Vested shares during the year	(470,089)
Transfers to related body corporate entities	(83,283)
Shares granted during the year	587,444
Shares forfeited during the year	(54,979)
Non-vested shares at March 31, 2020	1,359,623

The weighted average fair value of the RSU awards granted during the financial year was AUD 127.02 (USD $77.99) per share.

Number of DSU Awards

Non-vested shares at April 1, 2019	16,897
Vested shares during the year	(4,088)
Non-vested shares at March 31, 2020	12,809

Note 11. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services, allocation of expenses, and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2020 are comprised of the following:

Receivable from broker-dealers and clearing organizations	$ 43,649,330
Receivable from customers	49,103,845
Receivable from non-customers	717,526
Securities borrowed	16,494,737
Receivable from affiliates	59,153,312
	$ 169,118,750

Liabilities and payables to the Parent and affiliated companies as of March 31, 2020 are comprised of the following:

Payable to broker-dealers and clearing organizations	$ 24,157,552
Payable to customers	43,649,330
Securities loaned	2,791,227
Payable to parent and affiliates	8,644,489
	$ 79,242,598

Service fees from affiliates for the year ended March 31, 2020 are comprised of the following:

Expense sharing arrangements	$ 205,514,720
Revenue sharing	34,102,314
Other service fees	10,153,976
	$ 249,771,010

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 11.   Related Party Transactions (continued)

The Company has formal agreements with affiliates whereby expenses incurred by the Company are recovered for certain services performed. For the year ended March 31, 2020, the Company recorded $205,514,720 in Service fees on the Statement of Operations related to these arrangements.

The Company has a formal agreement with affiliates whereby the affiliates receive all commissions on the non-U.S. securities transactions and the Company receives a service fee, in accordance with an agreed-upon transfer pricing methodology from the affiliate as consideration for exclusively utilizing the execution and settlement services of the affiliates. The service fee recorded by the Company is based on a revenue sharing model, in accordance with an agreed-upon transfer pricing methodology. For the year ended March 31, 2020, service fees of $15,153,737 were recorded on the Statement of Operations related to these arrangements. In transactions where the Company acted in a principal capacity, the Company recognized $54,390,939 in Commission revenue with the corresponding amount reflected in Brokerage expense on the Statement of Operations.

The Company provided advisory services to affiliates during the year. For the year ended March 31, 2020, Investment banking and advisory fees of $22,982,854, relating to these transactions were recorded on the Statement of Operations.

The Company has a formal agreement with an affiliate whereby commission rebates and research fees are allocated based on an agreed-upon arrangement. For the year ended March 31, 2020, commissions of $7,036,493 were recognized in the Statement of Operations related to this arrangement.

The Company is provided with operating and administrative services by the Parent and affiliates which are comprised of the following for the year ended March 31, 2020 and as recorded within the Statement of Operations:

Communication and information services	$ 30,209,900
Administrative fees	63,085,985
Promotional fees	2,688,773
Interest expense	1,504,643
Occupancy and equipment	15,964,289
Professional fees	701,075
Other expenses	2,612,036
	$ 116,766,701

Administrative fees are charged to the Company for support services provided by other Macquarie group entities.

In addition, for the year ended March 31, 2020, the Parent and affiliates charged $268,970,149 in Employee service fees to the Company.

On February 26, 2020, the Company distributed $70,000,000 of capital to its Parent.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 12.   Risk, Commitments, and Contingencies

The Company acts as agent to execute and clear all of its Australian securities transactions through Macquarie Securities (Australia) Limited, Asian securities transactions through Macquarie Bank Limited Hong Kong branch, and European securities transactions through Macquarie Capital (Europe) Limited, all of which are affiliated entities. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2020, the Company did not record a liability with regard to this obligation. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the Statement of Financial Condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2020.

The Company may be exposed to credit risk regarding its cash and receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers.

COVID-19 was declared a world-wide pandemic by the World Health Organization in March 2020. Although this pandemic has resulted in an increase in volatility within global markets, the Company did not experience material impacts to its financial position as of March 31. The Company is monitoring risks closely in accordance with its policies and governance.

Note 13.   Legal and Regulatory Matters

The Company is routinely involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company has established accruals for certain of its currently outstanding legal proceedings. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when a loss contingency is probable as of the balance sheet date and the amount of the loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings periodically to assess the adequacy of its litigation accruals based on management's best estimate after consultation with counsel. Such accruals are adjusted from time to time as appropriate based on current developments.

In view of the inherent difficulty of predicting the outcome of legal proceedings, the Company cannot state what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses, fines, penalties or consequences related to those matters. The Company considers the accrued amount the best estimate based on the information available at this time. While the Company believes this estimate to be reasonable and probable, the final outcome may vary significantly from this estimate.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 13.   Legal and Regulatory Matters (continued)

The Company records accruals based on management's estimate, taking into consideration current information and legal advice. Although it is reasonably possible that an incremental amount may arise which is higher than an accrual, an estimate of such incremental loss cannot be made.

Note 14.   Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the SEC Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein.

The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the SEC Act, or $250,000. At March 31, 2020, the Company had net capital of $156,669,885 which was $154,957,005 in excess of the required minimum net capital.

The Company is also subject to Rule 15c3-3 under the SEC Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers of $9,000,001 at March 31, 2020.

During the period ended March 31, 2020, the Company did not have assets in the proprietary accounts of its introducing brokers ("PAB"). As such, no cash or securities were required to be held in the reserve bank account at March 31, 2020 for this purpose under Rule 15c3-3.

Note 15.   Income Taxes

The Company is a member of the Parent's tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of several unitary and combined groups for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. As of the date of issuance of these financial statements, the Internal Revenue Service ("IRS") has completed its examination of the U.S. federal consolidated group for tax years ended March 31, 2012 and March 31, 2013.

There are also various state and city tax examinations underway. New York State is examining the combined group for tax years ended March 31, 2007 to March 31, 2014. New York City is examining the combined group for tax years ended March 31, 2007 to March 31, 2014. Illinois is examining the combined group for tax years ended March 31, 2015 and March 31, 2016.

On March 27, 2020, the 'Coronavirus Aid, Relief, and Economic Security Act' was enacted and includes changes to US Federal Tax rules, especially as they relate to carry-back of tax losses and other tax administrative matters. Based on preliminary guidance from the Internal Revenue Service, the Company has included $1,854,578 tax benefit on the carry-back of Net Operating Losses to the fifth preceding tax year, a year in which the Federal tax rate was 35%. This benefit is included in the Receivable from affiliates on the Statement of Financial Condition and Income tax benefit of the Statement of Operations.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 15.   Income Taxes (continued)

The current and deferred portions of the income tax expense/(benefit) included in the Statement of Operations are as follows:

	Year Ended March 31, 2020		
	Current	Deferred	Total
Federal	$ (5,772,279)	$ 4,851,847	$ (920,432)
State and Local	(256,317)	834,857	578,540
Total	$ (6,028,596)	$ 5,686,704	$ (341,892)

The provision for income taxes for the year ended March 31, 2020 differs from the U.S. Federal statutory income tax rate of 21% due to the following:

Income taxes at the statutory rate	$ 225,433	21.0%
State and local taxes, net of benefit	457,047	42.6%
Return-to-provision true-ups	408,670	38.1%
NOL Carryback	(1,854,578)	-172.8%
Nontaxable permanent differences	407,993	38.0%
Other	13,543	1.3%
Total income tax benefit	$ (341,892)	-31.8%

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Temporary differences primarily include goodwill and intangible amortization expenses that are not currently realizable for tax purposes. These result in a net deferred tax asset of $3,083,966 which is included on the Statement of Financial Condition.

The Company uses the separate company method of tax allocation as modified for benefits-for-loss. This approach modifies the "separate return method", a method that allocates current and deferred taxes to members of the group by applying Accounting Standards Codification ("ASC") Topic 740, Income Taxes, to each member as if it were a separate taxpayer, so that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the subsidiary when those tax attributes are realized (or realizable) by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Valuation allowance

The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that they will realize their deferred tax assets. Therefore, the Company does not have a valuation allowance.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2020

Note 15.   Income Taxes (continued)
Accounting for Uncertainty in Income Taxes
The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2020. Interest expenses related to unrecognized tax benefits are included in Income tax expense. Penalties, if any, are recognized as a component of Administration fees.

The Company did not record any liability relating to potential exposure for tax, interest and penalties related to uncertain tax positions for the year ended March 31, 2020.

Note 16.   Subsequent Events
The Company has evaluated subsequent events through May 28, 2020, the date the financial statements were available to be issued. The Company did not have any significant subsequent events to report.

Macquarie Capital (USA) Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

March 31, 2020   **Schedule I**

Net Capital

Total ownership equity	$	239,586,432
Deductions and charges for non-allowable assets		
Receivables from affiliates		59,153,312
Fees receivable		8,188,283
Other non-allowable assets		5,370,526
Other deductions		6,749,293
Total deductions and/or charges		79,461,414
Net capital before haircuts on securities positions		160,125,018
Haircuts on securities		
Other securities		3,455,133
Net capital		156,669,885

Computation of alternative net capital requirement

2% of aggregate debit items shown in computation for determination of reserve requirements under SEC Rule 15c3-3		1,712,880
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement (greater of above two amounts)		1,712,880
Excess net capital	$	154,957,005

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's unaudited March 31, 2020 FOCUS Report as filed on April 23, 2020.

Macquarie Capital (USA) Inc.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Act of 1934

March 31, 2020   **Schedule II**

Credit balances

Free credit balances and other credit balances in customers' security accounts	$	62,426,959
Monies payable against customers' securities loaned		-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		24,157,552
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		40,666
Total credit items	$	86,625,177

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	33,215,162
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		52,428,838
Gross debits		85,644,000
Less: 3 percent charge		2,569,320
Total debit items	$	83,074,680

Reserve computation

Excess of total credits over total debits	$	3,550,497
Amount held on deposit in "Reserve Bank Account" at March 31, 2020	$	9,000,001

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's unaudited March 31, 2020 FOCUS Report as filed on April 23, 2020.

Macquarie Capital (USA) Inc.
Computation for Determination of PAB Account Reserve of Brokers and Dealers Under Rule 15c3-3 of the Securities Exchange Act of 1934

March 31, 2020   **Schedule III**

Credit balances	$	-
Debit balances	$	-
Reserve computation		
Excess of total PAB debits over total PAB credits	$	-
Required deposit	$	-

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's unaudited March 31, 2020 FOCUS Report as filed on April 23, 2020.

Macquarie Capital (USA) Inc.

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities Exchange Act of 1934

March 31, 2020   **Schedule IV**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of March 31, 2020, for which instructions to reduce to possession or control had been issued as of March 31, 2020 but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3

    a. Market Value   None

    b. Number of items   None

2. Customers' fully paid excess margin securities for which instructions to reduce to possession or control had not been issued as of March 31, 2020, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    a. Market Value   None

    b. Number of items   None

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's unaudited March 31, 2020 FOCUS Report as filed on April 23, 2020.